EXHIBIT 1
YEAR 2009 / 1st QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.
     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.
Overview
     We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 38 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.
     Our key business objective is to be the preferred provider of content, services, and integrated marketing solutions that enable our customers to achieve a competitive advantage.
     We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.
     We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
     In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
     We derive revenue from two principal sources.
     Online and other media services; and Exhibitions-trade shows and seminars.
     Online and other media services consists of following two primary revenue streams:
     Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

     Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports.
     We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.
     Exhibitions – trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we held several China Sourcing Fairs events in the second and fourth quarters of 2004 to 2008 and in April 2009. In addition, in 2007 we launched new China Sourcing Fairs events in Dubai and Shanghai and in 2008 we launched new China Sourcing Fairs events in India. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year. International IC China Conferences and Exhibitions were held in March 2009 in the current year and these same exhibitions were held in March 2008 last year. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the completion of the related events. As a result, second and fourth quarter revenue are expected to be higher than the first and third quarter revenue.
Results of Operations
The following table sets forth the results of our operations:

	Three months ended March 31,
	2009	2008
	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$29,495	$33,532
Exhibitions	4,488	5,961
Miscellaneous	805	1,121

	34,788	40,614

Operating Expenses:
Sales	13,738	12,316
Event production	821	1,005
Community	5,197	6,043
General and administrative	11,595	11,228
Online services development	1,411	1,479
Amortization of software costs	42	40

Total Operating Expenses	32,804	32,111

Income from Operations	1,984	8,503

Net Income attributable to the Company	$1,197	$8,205

Note : 1. Online and other media services consists of:

	Three months ended March 31,
	2009	2008
	(Unaudited)	(Unaudited)

Online services	$21,970	$21,930
Print services	7,525	11,602

	$29,495	$33,532

The following table represents our revenue by geographical areas:

	Three months ended March 31,
	2009	2008
	(Unaudited)	(Unaudited)

Asia	$32,650	$37,460
United States	1,886	2,792
Europe	45	81
Others	207	281

Total revenue	$34,788	$40,614

Consolidated Results
Revenue
     Our total revenue declined by 14% to $34.8 million during the three months ended March 31, 2009 from $40.6 million during the three months ended March 31, 2008. China accounted for 67% of total revenue during the three months ended March 31, 2009 compared to 59% of total revenue during the three months ended March 31, 2008. Our Online and Other Media Services revenue declined by 12% from $33.5 million during the three months ended March 31, 2008 to $29.5 million during the three months ended March 31, 2009 resulting from a 2% decline in our Online and Other Media Services revenue in our China market and larger declines in our United States and other Asian markets. Our China market represented 69% of Online and Other Media Services revenue during the first quarter of 2009 compared to 62% during the first quarter of 2008. Our Exhibitions revenue declined by 25% from $6.0 million during the three months ended March 31, 2008 to $4.5 million during the three months ended March 31, 2009 resulting mainly from declines in our Taiwan, Hong Kong and United States markets.
     We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China declined by 3% during the quarter ended March 31, 2009 compared to the quarter ended March 31, 2008 though our total revenue declined by 14% during the same period.
Business Strategy
     Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

Growth Strategy
     The Global Sources growth strategy is built around the following four key foundations.
Market Penetration
     Our existing markets offer significant opportunities for further growth. For our export-focused online business, we anticipate continued strong performance, especially from our new Global Sources Online 2.0, which we believe offers the premier search experience in our industry. In January 2008, we added the Six Star ranking system that provides buyers with third-party credit check information on all verified suppliers, plus we introduced an end-to-end repackaging and repricing of our supplier marketing programs. As evidence of market acceptance, online revenue in China increased by 30% in the fourth quarter of 2007, by 38% in the first quarter of 2008, by 40% in the second quarter of 2008, by 30% in the third quarter of 2008, by 39% in the fourth quarter of 2008 and by 8% in the first quarter of 2009 compared to the corresponding quarters in the previous year.
     For our China Sourcing Fairs, our objective is to further penetrate the market by increasing the number of booths sold and the revenue per booth. We also plan to focus on cross-selling to clients who are currently not using our online, print and trade shows and achieving continued strong growth in China.
New Product Development
     Our plans include increasingly specialized online marketplaces, trade shows and magazines. We continue to build on the outstanding success of our China Sourcing Fairs and had 10 new shows in 2008 in mainland China, Dubai, Hong Kong and India. Regarding specialization, we have established unique market positions for Fashion Accessories, Baby & Children’s Products, and Underwear & Swimwear.
Expansion into China’s Domestic B2B Market
     We launched new online, trade show and print products for China’s domestic market. This is a significant medium-term business opportunity where we intend to leverage our brands, content, sales representatives, expertise and community.
Acquisitions and/or Alliances
     We intend to support our growth strategy through acquisitions and/or alliances designed to drive growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market-leading positions in particular niche markets.
     We currently have a consolidated subsidiary in which we own the majority share capital. This entity is a joint investment with Techinsights (formerly known as CMP Media, and is a division of UBM Asia B.V.) and an alliance with Penton Media, and intend to continue seeking similar opportunities where we can create significant operating synergies with international partners by applying our resources, expertise and experience in Greater China.

     We believe that success with our objectives and growth strategy should enable Global Sources to achieve its financial targets. Our objective is to deliver superior shareholder returns.
Operating expenses
     Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.
     Sales costs increased from $12.3 million during the three months ended March 31, 2008 to $13.7 million during the three months ended March 31, 2009, an increase of 11%. This was mainly due to an increase in sales marketing fees for increased marketing efforts due to competitive market condition, new initiatives and an increase in the first quarter of 2009 in non-cash compensation cost relating to share awards to sales team members under our equity compensation plans (Please see paragraph on “Non-Cash Compensation Expense”).
     Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.
     Event production costs declined by $0.2 million or 20% from $1.0 million during the three months ended March 31, 2008 to $0.8 million during the three months ended March 31, 2009, primarily due to reduction in booth construction and other event organizing costs resulting from a decline in number of exhibition booths sold.
     Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.
     Community costs declined from $6.0 million during the three months ended March 31, 2008 to $5.2 million during the three months ended March 31, 2009, a decline of 13%. This decline was due mainly to decline in bulk circulation costs, paper costs, printing charges, magazine subscription promotion costs and a reduction in our participation in third party trade shows to promote our products and services to buyer community.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased by 4% from $11.2 million during the three months ended March 31, 2008 to $11.6 million during the three months ended March 31, 2009, due mainly to an increase in non-cash compensation expense (Please see paragraph on “Non-Cash Compensation Expense”) and depreciation costs off-set partially by the declines in fees paid to third parties, content management costs, fees paid to third parties, payroll costs and travel costs.
     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services declined by 7% from $1.5 million during the three months ended March 31, 2008 to $1.4 million during the three months ended March 31, 2009. This decline was due mainly to declines in payroll costs and fees paid to third parties.
     Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and team members, who are non-employees. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan. The total non-cash compensation credit, resulting from the ECP and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the three months ended March 31, 2009 was $0.5 million compared to a credit of $1.6 million recorded during the three months ended March 31, 2008. The non-cash compensation expense or debit for the quarter ended March 31, 2009 is due mainly to re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price and new share awards during the first quarter of year 2009, off-set partially by the completion of vesting of some of the past share awards.
     The corresponding amounts for the non-cash compensation expenses/credit are credited /charged to shareholders’ equity.
     Amortization of software costs. Amortization of software costs was $0.04 million during both the three months ended March 31, 2009 and the three months ended March 31, 2008.
     Income From Operations. The total income from operations during the three months ended March 31, 2009 was $2.0 million as compared to $8.5 million during the three months ended March 31, 2008. The decline in total income from operations resulted mainly from a decline in revenue and increases in sales costs and general and administration costs off-set partially by declines in community costs and event production costs.
     Interest and dividend income. We recorded interest income of $0.07 million arising mainly from U.S. Treasury securities during the three months ended March 31, 2009 compared to interest income of $1.3 million during the three months ended March 31, 2008. The decline in interest income was mainly due to lower yield on U.S. Treasury securities and lower cash and cash equivalents as a result of our property purchases during April 2008 to December 2008 amounting to $47.9 million and the $50.0 million tender offer made available to all shareholders which was completed in December 2008.
     Income Taxes. We and certain other subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.
     We reported a tax provision of $0.1 million during the three months ended March 31, 2009 compared to a tax provision of $0.2 million during the three months ended March 31, 2008.
     Net Income attributable to the Company. Net income attributable to the company was $1.2 million during the three months ended March 31, 2009, compared to $8.2 million during the three months ended March 31, 2008. The decline in net income attributable to the Company resulted mainly from decline in revenue, decline in interest income and increases in sales costs and general administration costs, off-set partially by declines in community costs, event production costs, foreign exchange losses and income tax expense.
Liquidity and Capital Resources
     We financed our activities for the three months ended March 31, 2009 using cash generated from our operations.
     Net cash generated from operating activities was $6.7 million during the three months ended March 31, 2009, compared to $15.7 million cash generated from operating activities during the three months ended March 31, 2008. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
     Advance payments received from customers were $85.1 million as of March 31, 2009, compared to $76.7 million as at December 31, 2008, which improved our liquidity. A majority of our customers in China pay us in advance for our Online and other media services business. The majority of our Exhibitions business collections are advance payments. The increase in advance payments received from customers is mainly due to collections from our customers for our China Sourcing Fairs exhibition events held in April 2009.
     Receivables from sales representative organizations declined from $5.6 million as of December 31, 2008 to $4.5 million as of March 31, 2009, which improved our liquidity. The receivables from sales representative organizations may decline in the near future as the collections are transferred to our bank account. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are our senior management staff.
     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional allowances may be required in future.
     We invest our excess cash in U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.
     Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold at the end of each quarter and proceeds reinvested in similar securities at the beginning of the following quarter. During the three months ended March 31, 2009, we sold $40.0 million of available-for-sale securities, which are U.S. Treasury Bills and reinvested those proceeds in short term deposits with a major bank to receive better yield. This does not increase our risk as these deposits are protected by foreign sovereign guarantees. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.
     We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at March 31, 2009, the unutilized amount under this facility was approximately $0.6 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at March 31, 2009, such guarantee amounted to $0.003 million.
     We recorded a valuation allowance for the deferred tax assets of $6.8 million as at March 31, 2009 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
     During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of March 31, 2009, we have paid approximately $7.4 million under these agreements.
     In 2008, we entered into promotion agreements for the event specific promotion of our exhibition events amounting to $3.5 million. As of March 31, 2009, we have paid $1.5 million under these agreements.
     On February 12, 2009, we announced a one-for-ten bonus share issue on our outstanding common shares. Shareholders of record on February 27, 2009 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about March 31, 2009. We accounted for the bonus share issue as a stock split and retrospectively reclassified $0.047 million from additional paid in capital to common share capital as of December 31, 2008 and $0.046 million from additional paid in capital to common share capital as of December 31, 2007, in connection with the bonus share issue.
     On February 4, 2008, our board of directors authorized a program to buyback up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of March 31, 2009, we have not bought back any of our shares under this program.
     We have no bank debt as at March 31, 2009.
     We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.

Recent Accounting Pronouncements
     The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition:
(i)	SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”.

(ii)	FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”).

(iii)	FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”).
The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition upon adoption and their effects on future periods will depend on the nature and significance of future transactions covered by these accounting pronouncements:
(i)	Statement of Financial Accounting Standards (“SFAS”) No. 141(R), “Business Combinations” (“SFAS No.141(R)”)

(ii)	EITF Issue 08-7, “ Accounting For Defensive Intangible Assets” (“EITF 08-7”)

(iii)	FSP FAS 141(R)-1, “ Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”)
The following recent accounting pronouncement that is applicable to us does not have a material effect on our results of operations and financial condition and its effects are mainly on presentation and disclosure:
(i)	SFAS No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements - an amendment of ARB No.51”.
The following recent accounting pronouncements are not expected to have a material effect on our results of operations and financial condition:
(i)	FSP FAS 157-4 “ Determining Fair Value When the Volume and Level of Activity or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”)

(ii)	FSP FAS 115-2 and FAS 124-2 “ Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”)

(iii)	FSP FAS 107-1 and Accounting Principles Board (“APB”) 28-1 “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”)
The above recent accounting pronouncements are discussed in detail below:
     In March 2008, the FASB issued SFAS No. 161. SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. We adopted SFAS No. 161 with effect from January 1, 2009 and the adoption of SFAS No. 161 does not have a material impact on our consolidated financial statements.
     In April 2008, the FASB issued FSP 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We adopted FSP 142-3 with effect from January 1, 2009 and the adoption of this FSP does not have a material impact on our consolidated financial statements.
     In June 2008, the FASB issued FSP EITF 03-6-1. FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We adopted FSP EITF 03-6-1 with effect from January 1, 2009 and the adoption of this FSP does not have any material impact on our consolidated financial statements.
     In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141(R), to replace SFAS No. 141, “Business Combinations” (“SFAS No.141”). SFAS No. 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted SFAS No. 141(R) with effect from January 1, 2009. There was no impact upon adoption, and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.
     In November 2008, the FASB ratified EITF Issue 08-7. A defensive intangible asset is an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. According to the guidance, defensive intangible assets are considered to be a separate unit of account and valued based on their highest and best use from the perspective of an external market participant. We adopted EITF Issue 08-7 on January 1, 2009. There was no impact on our consolidated financial statements upon adoption, and its effects on future periods will depend on the nature and significance of the business combinations subject to this statement.
     In April 2009, the FASB issued FSP FAS 141(R)-1. This FSP requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with SFAS No. 5, “Accounting for Contingencies” and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”. Further, the FASB removed the subsequent accounting guidance for assets and liabilities arising from contingencies from SFAS No. 141(R). The requirements of this FSP carry forward without significant revision the guidance on contingencies of SFAS No. 141, which was superseded by SFAS No. 141(R). The FSP also eliminates the requirement to disclose an estimate of the range of possible outcomes of recognized contingencies at the acquisition date. For unrecognized contingencies, the FASB requires that entities include only the disclosures required by SFAS No. 5. This FSP was adopted effective January 1, 2009. There was no impact on our consolidated financial statements upon adoption, and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.
     In December 2007, the FASB issued SFAS No. 160. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. We adopted SFAS No. 160 with effect from January 1, 2009 via retrospective application of the presentation and disclosure requirements. Noncontrolling interest of $4.2 million at December 31, 2008 was reclassified from Liabilities section to the Shareholders’ Equity section in the Consolidated Balance Sheets as of January 1, 2009. Noncontrolling interest amounts of $1.1 million and $0.6 million, net of tax, for the three months ended March 31, 2008 and March 31, 2009, respectively, are presented separately in the Consolidated Statements of Income and included in the net income.
     In April 2009, the FASB issued FSP FAS 157-4. Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with SFAS No. 157 “Fair Value Measurements”. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We will adopt this FSP for the quarter ending June 30, 2009. The adoption of this FSP is not expected to have any material impact on our consolidated financial statements.
     In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2. The guidance applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity’s management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings), and 2) all other amounts (recorded in other comprehensive income). This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We will adopt this FSP for the quarter ending June 30, 2009. The adoption of this FSP is not expected to have any material impact on our consolidated financial statements.
     In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1. The FSP amends SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” to require an entity to provide disclosures about fair value of financial instruments in interim financial information. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of this FSP is not expected to have any material impact on our consolidated financial statements.
Qualitative and Quantitative Disclosures about Market Risk
     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses.

     This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of March 31, 2009 (in U.S. Dollars Thousands)				As of December 31, 2008 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	Within 1 year	Thereafter	Total	Fair value	2009	Thereafter	Total	Fair value

HKD	1,079	-	1,079	1,079	1,301	-	1,301	1,301
CNY	2,412	-	2,412	2,412	2,678	-	2,678	2,678
TWD	490	-	490	490	561	-	561	561
JPY	118	-	118	118	191	-	191	191

	4,099	-	4,099	4,099	4,731	-	4,731	4,731

     We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. Dollars or is received in the Hong Kong Dollar which is currently pegged to the U.S. Dollar, the Chinese Renminbi, which historically remained relatively stable but has strengthened during the past two years against the U.S. Dollar and the New Taiwan Dollar which is relatively stable against U.S. Dollar. Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan Dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong Dollar is no longer pegged to the U.S. Dollar, our revenue and expenses will fluctuate and our profits will be affected.
     During the three months ended March 31, 2009 and the three months ended March 31, 2008, we have not engaged in foreign currency hedging activities.
     In the three months ended March 31, 2009 and the three months ended March 31, 2008, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.
Forward-looking Statements
     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.
     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.